

12g3-2(b)

RECEIVED

2010 AUG -2 P 2:59

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

10016087

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek



Cologno Monzese, 31th July 2010

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of July.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it




GRUPPO
MEDIASET

Madrid, 28 July 2010

Today Telecinco our controlled company has disclosed the following press release:

RESULTS FOR THE FIRST HALF OF 2010

With a 15% audience share from 1 January to 27 July
TELECINCO FURTHER STRENGTHENS ITS POSITION AS LEADER IN COMMERCIAL TELEVISION BY AUDIENCE SHARE WITH AN ADVANTAGE OF 3 PP OVER ITS CLOSEST COMPETITOR

- **It has also prevailed in the prime time slot with 15.3% - 3.6 percentage points (pp) over its closest competitor - and is unrivalled in commercial target both for prime time (15.4%) and total day (15.6%)**
- **Telecinco's channels account for 17.4% of audience share, 2.2 pp ahead of the Antena 3 channels (15.2%). In the prime time slot, Telecinco channels grow to 17.8% while Antena 3's channels drop 2.7 pp to 15.1%**
- **The continuous growth of Factoría de Ficción and LaSiete has allowed these Telecinco channels to accumulate record audience shares in July of 1.85% and 1.45%, respectively**
- **Publiespaña obtained net advertising revenues of €422.04m which, combined with the €38.98m generated by the commercial area, amounts to total net revenues of €461.02m**
- **Adjusted EBITDA stands at €151.04m (32.8% margin on net revenues) and EBIT at €146.28m (31.7% on net revenues)**
- **Telecinco's net profit for H1 stands at €107.4 million**

Thanks to its leadership position in audience share and the distance gained over its closest competitor, as well as the management of the advertising schedule by Publiespaña, Telecinco achieved **net profits of € 107.4 million** in H1 2010, a period which was characterised by the recovery of the commercial value of television in Spain as a consequence of the elimination of advertising on TVE.

Telecinco has reinforced its position as the **leading commercial channel by audience share**; a 15% share year-to-date (1 January – 27 July) places it 3 pp ahead of Antena 3, which has an audience share of 12%. The channel has increased its average to 15.3% for prime time, 3.6 pp above the 11.7% share held by Antena 3.

Telecinco's excellent audience share results are not only apparent in the prime time slot; the channel has also demonstrated its **strength and leadership in all other time slots**. It has a 14.9% share in day time viewing and is also the leader in terms of commercial target for total day (15.6%) and prime time (15.4%), with an impressive lead over Antena 3.

Audience share: total day and time slots (1 January - 27 July)



15,0
12,0
15,3
11,7
14,9
12,1
13,0
12,8
13,5
12,8
15,9
11,7
19,7
12,3
TOTAL DAY
PRIME TIME
DAY TIME
MORNING
AFTERNOON
EVENING
LATE NIGHT

Commercial target (1 January - 27 July)



15,6
12,2
15,4
11,9
Commercial target total day
Commercial target prime time

Likewise, the **continuous growth of LaSiete and Factoría de Ficción** has allowed these Telecinco channels to accumulate record audience shares in July - 1.85% for Factoría de Ficción and 1.45% for LaSiete.



2
1,8
1,6
1,4
1,2
1
0,8
0,6
0,4
0,2
0
0,85
1,07
1,04
1,19
1,38
1,43
1,45
0,76
0,85
1,04
1,17
1,38
1,52
1,85
January'10
February'10
March'10
April'10
May'10
Jun'10
July'10

As a result, **Telecinco's channels** have accumulated an average audience share of 17.4% in total day and 17.8% in prime time for the year to date, 2.2 pp and 2.7 pp higher than the percentages achieved by the Antena 3 channels (15.2% total day and 15.1% prime time). Telecinco's channels also outperform Antena 3 channels in terms of commercial target:


17,4
15,2
17,8
15,1
18,2
15,9
18,2
15,7
Total day
Prime time
Commercial target total day
Commercial target prime time

Grupo Publiespaña obtains €442.51 million in gross television revenues

Telecinco generated **total gross advertising revenue of €442.51 million** in H1 2010, of which **€423.27 corresponds to television advertising revenues from Telecinco, LaSiete** and **Factoría de Ficción.** These figures allow Publiespaña to retain its position as Spanish advertising market leader. Publimedia Gestión, which sells advertising content to third parties and handles marketing for Telecinco.es, generated gross revenues of **€19.24 million**.

Net advertising revenues reached €422.04 million, while total net revenues - including advertising revenues from TV and other media marketed by Grupo Publiespaña (Internet, teletext and themed and digital channels) and the proceeds from the commercial area (merchandising, rights sales, SMS, etc.) - reached **€461.02 million.**

In the first half of 2010, Telecinco's **total operating costs rose to €314.74 million** (compared with €226.88m in H1 2009 - an increase of 38.7%), due to the implementation of a new 3% tax on revenues to finance TVE, to greater sales costs related to cinema and to the basis for comparison with 2009 figures, which has been impacted by the reversal of certain provisions.

As a result, Telecinco achieved **adjusted EBITDA of €151.04m (32.8% margin on net revenues) and EBIT of €146.28m (31.7% on net revenues).**

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149271

e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/



Press Release

Mediaset Board Meeting 29 July 2010

BOARD APPROVES RESULTS FOR THE FIRST HALF OF 2010

Consolidated Results
Net revenues: €2,277.8 million
Operating profit: €485.2 million
Net profit: €241.6 million

Italy
Net revenues: €1,817.2 million
Publitalia advertising revenues: +5.3%
Mediaset Premium pay-TV revenues: +55%
Net profit: €191.5 million

Ratings: Canale 5 Italy's leading channel in all time bands in the commercial target
Mediaset channels confirm leadership in the 24-hours

Spain
Net revenues: €461.0 million
Publiespana advertising revenues: +39.2%
Net profit: €107.4 million

Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the company's report on the first half of 2010.

During the first six months of the year, in a still uncertain economic climate, the first signals of a recovery in the advertising market began to be seen. In this context the Mediaset Group, which in the same period of 2009 was impacted by the most acute phase of the global financial crisis, recorded growth in advertising revenues and profits, both in Italy and Spain.



MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first six months of 2010 can be summarised as follows:

- the Mediaset Group's **consolidated net revenues** came to **€2,277.8 million**, an increase of 16.7% fall on the €1,951.7 million in the first half of 2009.
- **EBIT** rose to **€485.2 million** compared with €374.4 million for the same period of the previous year **(+29.6%)**.
- **operating profitability** increased to **21.3%**, compared with 19.2% in the first half of 2009.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€454.8 million**, compared with €316.5 million in the first half of 2009**(+43.7%)**.
- **net profit** attributable to the Group saw **a 33.7% increase** rising to **€241.6 million**, compared with €180.8 million in the first half of the previous year.
- the Group's **net financial position** went from -€1,552.0 million on 31 December 2009 to **-€1,476.3 million** on 30 June 2010.
- In the first six months of the year **net cash generation** amounted to **€373.3 million**, a marked increase on the €121.5 million of the same period of the previous year.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first half of 2010 **consolidated net revenues** amounted to **€1,817.2 million, a rise of 11.4%** on the €1,631.6 million of the same period of the previous year.
- **Gross television advertising revenues by Publitalia** came to **€1,442.5 million**, an **increase of 5.3%** on the €1,369.5 million first half of 2009. This result was better than the market of reference which, according to the latest Nielsen figures (Jan-May 2010), grew by 2.1%, net of the contribution of Publitalia.
  If the contribution of Digitalia 08, the Group's advertising sales company for digital channels, is considered, the increase in **total advertising revenues** rises to **+6.8%** compared with the first six months of 2009.
- **Mediaset Premium pay-TV revenues:** revenues from card sales, re-charges and Easy Pay subscriptions amounted to **€229.7 million, an increase of 55.0%** on the €148.3 million of the first half of 2009.
  As of 30 June 20010, there were around 4.4 million active cards, compared with 3.7 million in the same period of the previous year. The sustained rise in total revenues generated by Mediaset Premium resulted in the company reaching operating break-even in the second quarter of 2010.



- **EBIT** rose to **€339.0 million** compared with €280.5 million in the first half of 2009 (**+20.8%**).
- Total television costs in the period were in line with the first half of 2009, despite an increase in the number of channels broadcast. This result confirms the validity of the scrupulous efficiency policies that have not impacted of the richness of the schedule or the ratings of Mediaset's channels.
- **Net profit** came to **€191.5 million**, compared with €155.3 million in the first half of 2009 (**23.3%**).

TV ratings: in the first six months of the year Mediaset channels, with a **40.8%** share, confirmed their national leadership in 24-hours among viewers in the 15 to 64 year-old age range (the commercial target).
Canale 5 was Italy's most popular channel in the commercial target, both in prime time (**21.5%**) and in the **24 hours** (**21.1%**).

Spain

- In the first six months of 2010 **consolidated net revenues** generated by the Telecinco Group reached **€461.0 million**, an **increase of 43.7%** compared with the €320.8 million of the same period of the previous year.
- The **gross television advertising revenues of Publiespana** rose to **€423.3 million**, an increase of 39.2% on the €304.1 million of the first half of 2009.
- **EBIT** for the period amounted to **€146.3 million**, compared with €93.9 million in the same period of 2009 (+55.8%).
- **Operating profitability** came to **31.7%** (29.3% in the first half of 2009).
- **Pre-tax profit** amounted to **€130.6 million**, compared with €55.9 million in the first six months of last year.
- **Net profit** for the period rose **to €107.4 million**, from €62.2 million in the same period of 2009 (**72.7%**).
- **TV ratings**: Telecinco consolidated its position as Spain's absolute leader, both in prime time (**14.7%**) and the 24-hours (**14.9%**).


GRUPPO
MEDIASET

12g3-2(b)

FORECAST FOR THE YEAR

Both in Italy and Spain growth in television advertising revenues will be determined by the evolution over the coming months of the global macro-economic situation which continues to be highly unstable and uncertain.

On the basis of the Mediaset Group's result at the end of the first six months, expectations for growth in advertising revenues in both countries, as well as in the revenues of Mediaset Premium in Italy, the group expects, for the end of the year, to achieve a higher level of both consolidated net result and operative cash generation than in 2009.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books

Cologno Monzese, 29 July 2010

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor


GRUPPO
MEDIASET

Highlights from the consolidated income statement (*)

in €m	1H		Q2	
	2010	*2009*	*2010*	*2009*
Consolidated net revenues	**2,277.8**	**1,951.7**	**1,158.3**	**999.3**
Labour costs	267.0	259.9	137.7	131.0
Procurement, services and other costs	926.6	767.4	449.7	376.2
Operating costs	**1,193.5**	**1,027.2**	**587.4**	**507.2**
Gross operating profit	**1,084.2**	**924.5**	**570.9**	**492.1**
Amortisation of rights	515.5	480.0	237.1	221.0
Other amortisation and depreciations	83.5	70.1	48.1	35.2
Amortisation and depreciations	**599.0**	**550.1**	**285.2**	**256.2**
Operating profit (EBIT)	**485.2**	**374.4**	**285.7**	**235.9**
Financial income /(charges)	(7.8)	(19.9)	(2.8)	(5.8)
Income/(charges) from investments	(22.6)	(37.9)	(11.3)	(27.1)
Profit before taxation	**454.8**	**316.5**	**271.6**	**203.1**
Income taxes	(157.4)	(101.2)	(97.6)	(64.9)
Net profit from operations	**297.5**	**215.3**	**174.1**	**138.2**
Net profit from discontinued activities	-	(0.5)	-	(1.0)
(Minority interest (profit)/loss	(55.8)	(34.0)	(25.3)	(16.4)
Profit for the Mediaset Group	**241.6**	**180.8**	**148.7**	**120.8**

Highlights from the consolidated balance sheet (*)

in €m	30/06/2010	31/12/2009
Television and film rights	2,516.1	2,598.0
Goodwill	512.4	512.4
Other tangible/intangible assets	995.5	956.8
Financial assets	268.2	233.8
Net working capital & other assets/liabilities	(98.5)	(110.3)
Severance indemnity reserve	(102.9)	(100.4)
Net invested capital	**4,090.9**	**4,090.3**
Net Group assets	2,370.7	2,331.8
Shareholders' equity and minority interest	243.9	206.5
Net assets	**2,614.6**	**2,538.3**
Net financial position	**(1,476.3)**	**(1,552.0)**

(*) *The reclassified figures in the report are not subject to certification by the external auditors*

12g3-2(b)


GRUPPO MEDIASET
MEDIASET
2010 First Half Results Presentation
29th July 2010

ITALY | TV Consumption trend (2003-2010)
Average Daily minutes


Individuals
15-64 years
255
261
257
259
244
248
258
260
239
242
237
238
221
224
234
235
2003
2004
2005
2006
2007
2008
2009
2010

Source: Auditel (1 January – 31 May of each year)


Broadcasting
MEDIASET

MEDIASET 2010 5M | Commercial target Audience Share

(15-64 yrs, January-May)


2009
2010
24 Hours
Rai
35.7%
33.8%
MEDIASET
42.3%
39.5%
Prime Time
Rai
39.2%
37.4%
MEDIASET
41.9%
39.5%

Source: Auditel



MEDIASET 2010 5M | Audience Share

Guaranteed audience period (10 January-31 May)

		Guaranteed target	Audience
Prime Time			
	MEDIASET	40.7%	39.9%
	Canale 5	23.1%	22.9%
	Italia 1	11.3%	10.3%
	Rete 4	6.3%	6.7%
Day Time			
	MEDIASET	41.3%	40.0%
	Canale 5	22.7%	21.8%
	Italia 1	11.7%	11.2%
	Rete 4	6.9%	7.0%

Source: Auditel, 15-64 years


Broadcasting
MEDIASET

MEDIASET | Multichannel Audience Share
24 Hours – Individuals

	11/1-30/05 2009	10/1-29/05 2010
MS DTT(Free+Pay)	n.a.	3.8%
RAI DTT*	0.5%	2.7%
SKY Channels	3.2%	2.9%
FOX Channels	1.6%	1.7%
Disney	0.5%	0.9%
Turner	0.3%	0.4%
Discovery	0.4%	0.3%

Source: Company elaborations on Auditel data


Broadcasting
MEDIASET

MEDIASET 2010 5M | Audience Share
24 hours

		Individuals	15-64 yrs
MEDIASET	Generalist (C5+I1+R4)	36.7%	39.5%
	Multichannel FTA (6)	2.1%	2.1%
	Subtotal	**38.8%**	**41.6%**
	Pay TV Channels	1.7%	2.0%
	Total	**40.5%**	**43.6%**
Rai	Generalist (R1+R2+R3)	39.1%	33.8%
	Multichannel FTA (11)	2.7%	3.0%
	Total	**41.8%**	**36.8%**

Source: Auditel (1 January – 31 May 2010); Pay TV Channels, Company elaborations on Auditel data


Broadcasting
MEDIASET


GRUPPO MEDIASET
MEDIASET
Advertising

MEDIASET 2010 1H | Advertising revenues
Euro ml


+5.3%
1,369.5
1,442.5
1H 2009
1H 2010


Advertising
MEDIASET
| 8 |

ITALY 2010 5M | Advertising market trend

	5M2010 vs. 5M2009
Total Market*	+3.7%
Mediaset	+6.6%
Total Market excluding Mediaset	+2.1%
Rai	+2.7%
Newspapers	-0.2%
Magazines	-9.3%
Radio	+14.6%
Internet**	+11.6%

Source: Nielsen (January-May)
* Excluding Cards, Out-of-home, Direct Mail
* * Excluding keywords, search advertising


Advertising
MEDIASET

MEDIASET 2010 1H | Recovery of Fast Moving Consumer Goods

	1H 09 vs. 1H 08	1H 10 vs. 1H 09
Food	**-17.4%**	**+12.4%**
FOOD	-17.5%	+17.9%
BEVERAGES	-17.0%	-2.2%
Non-Food	**-8.9%**	**+12.4%**
PERSONAL CARE	-12.4%	+11.4%
HOUSEKEEPING	-15.0%	+21.3%
TOILETRIES	-0.9%	+6.2%
Total Grocery	**-14.3%**	**+12.4%**


Advertising
MEDIASET
| 10 |

MEDIASET 2010 1H | Advertising Breakdown by Sector

	1H 09 vs. 1H 08	1H 10 vs. 1H 09
TELECOM	+5.6%	+0.6%
AUTOMOTIVE	-10.7%	+4.1%
FINANCE/INSURANCE	-8.0%	-15.8%
MEDIA/PUBLISHING	-28.3%	-20.4%

MEDIASET 2010 1H | Advertising Breakdown by Sector

	1H 09 vs. 1H 08	1H 10 vs. 1H 09
HOUSEHOLD APPLIANCES	-34.1%	+65.9%
CLOTHING	-38.2%	+29.2%
RETAIL	-16.7%	+30.8%

MEDIASET 2010 1H | New business activity

Active clients	**744**
New clients	**119**

	1H2009	1H2010	1H2010 vs. 1H2009
▪ Top 10	27.8%	28.8%	+6.4%
▪ Top 30	49.5%	51.1%	+5.3%

GRUPPO MEDIASET


MEDIASET

Financials

MEDIASET GROUP 2010 1H | P&L Highlights

(Euro ml.)	1H 2009	1H 2010
Net Consolidated Revenues	1,951.7	2,277.8
EBITDA	924.5	1,084.2
EBIT	374.4	485.2
NET PROFIT (Reported)	180.8	241.6
NET PROFIT (Adjusted)*	*190.9*	*247.5*
Group Net Financial Position	(1,761.0)	(1,476.3)

* Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol


GRUPPO MEDIASET
MEDIASET

Financials
Italian Business

MEDIASET ITALIAN BUSINESS 2010 1H | P&L Results

(Euro ml.)	1H 2009	1H 2010	% Var
Net Consolidated Revenues	**1,631.6**	**1,817.2**	**+11.4%**
Personnel Costs	(220.4)	(228.0)	
Other Operating Costs	(654.1)	(728.3)	
EBITDA	**757.1**	**860.9**	**+13.7%**
Rights Amortisation	(410.7)	(443.2)	
Other Amortisation & Depreciation	(65.9)	(78.7)	
Operating Profit	**280.5**	**339.0**	**+20.8%**
Financial Income (Losses)	(20.9)	(12.7)	
Associates	1.1	(2.1)	
Pre-Tax Profit	**260.6**	**324.2**	
Taxes	(101.2)	(129.3)	
NET PROFIT	**155.3**	**191.5**	**+23.3%**

MEDIASET ITALIAN BUSINESS 2010 1H | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	1,278.8	(939.2)	339.5
Network Operator	98.7	(102.8)	(4.1)
Pay TV	393.9	(402.7)	(8.8)
Other Activities	188.7	(170.6)	18.1
Intra-company Eliminations	*(74.1)*	*74.1*	*-*
Adjustments	*(68.9)*	*63.1*	*(5.8)*
TOTAL	1,817.2	(1,478.2)	339.0

MEDIASET ITALIAN BUSINESS 2010 1H | FTA TV Operations

(Euro ml.)	1H 2009	1H 2010
Total Net TV Revenues	**1,215.4**	**1,278.8**
TV Advertising Revenues	1,369.5	1,442.5
Multichannel Adv. Revenues	4.1	11.8
Commissions	(204.1)	(216.5)
Other TV Revenues	45.3	38.9
Net Intra-company items	*0.6*	*2.0*
Total TV Costs	**(939.1)**	**(939.2)**
Personnel	(182.8)	(189.1)
TV Operating Costs	(389.3)	(402.6)
TV Rights Amortisations	(297.1)	(283.3)
Other A&D	(29.6)	(21.2)
Net Intra-company Items	*(40.2)*	*(43.1)*
FTA TV Operating Profit	**276.4**	**339.5**
margin	*22.7%*	*26.6%*


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS 2010 1H | Network Operator

(Euro ml.)	1H 2009	1H 2010
Total Net Revenues	**111.3**	**98.7**
3° Party DVB-T/DVB-H Revenues	45.2	25.5
Other Revenues	3.3	3.0
Net intra-company Items	*62.8*	*70.3*
Total Costs	**(92.9)**	**(102.8)**
Personnel	(18.3)	(18.9)
Other Operating Costs	(48.0)	(52.4)
Other Amortisation & Depreciation	(26.6)	(31.5)
Network Operator Operating Profit	**18.4**	**(4.1)**

12g3-2(b)

MEDIASET PREMIUM | Active Clients


4,431,000
3,725,000
3,574,000
2,911,000
2009-10 Season
2008-09 Season
Jul
31Dec
30Jun

Source: Company data, until 30 June 2010


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS 2010 1H | Pay TV

(Euro ml.)	1H 2009	1H 2010
Total Net Pay TV Revenues	**269.2**	**393.9**
Pay TV Revenues	148.3	229.7
Advertising Revenues	14.6	33.1
Other Revenues	108.3	135.9
Commissions	(2.0)	(4.8)
Total Pay TV Costs	**(289.9)**	**(402.7)**
Personnel	(6.4)	(9.3)
Other Operating Costs	(138.3)	(180.8)
Rights Amortisations and Other D&A	(121.4)	(186.2)
Net intra-company items	*(23.7)*	*(26.4)*
Pay TV Operating Profit	**(20.8)**	**(8.8)**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS 2010 1H | Other Activities

(Euro ml.)	1H 2009	1H 2010
Total Net Revenues	**184.8**	**188.7**
Medusa/Taodue 3° Party revenues	43.5	44.8
Medusa/Taodue intra-company revenues	*82.2*	*68.9*
Multimedia	13.0	11.3
Mediashopping	21.6	40.9
Other Non-TV Revenues	20.9	21.0
Net Intra-company items	*3.5*	*1.8*
Total Costs	**(165.1)**	**(170.6)**
Personnel	(12.8)	(10.7)
Other Operating Cost	(92.3)	(101.8)
Right Amortisations and other D&A	(57.0)	(53.5)
Intra-company Items	*(3.0)*	*(4.7)*
Other Activities Operating Profit	**19.7**	**18.1**

MEDIASET ITALIAN BUSINESS 2010 1H | Investments


1H 2009
1H 2010
(Euro ml.)
TV rights and cinema
281.2
329.6
Pay TV rights
51.3
65.5
DTT
22.4
27.9
Technical & immaterial
31.1
29.0
385.9
Total Investments
452.0



MEDIASET ITALIAN BUSINESS 2010 1H | Cash Flow Statement

(Euro ml.)	1H 2009	1H 2010
Initial Net Financial Position (01/01)	(1,345.8)	(1,396.0)
Cash Flow from Core Activities	88.0	241.7
Cash Flow from Operations	637.4	729.0
Investments	(385.9)	(452.0)
Disinvestments	1.1	1.4
Change in Net Working Capital (CNWC)	(164.6)	(36.7)
Equity (Investments)/Disinvestment	(1.5)	2.1
Free Cash Flow	86.5	243.8
Change in consolidation area	26.7	-
Cashed in Dividends	107.6	25.7
Dividends	(431.9)	(250.0)
Total Net Cash Flow	(211.2)	19.5
Final Net Financial Position (30/06)	(1,557.0)	(1,376.5)
Group Net Financial Position (30/06)	(1,761.0)	(1,476.3)


TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides


MEDIASET

TELECINCO 2010 1H | P&L Results

(Euro ml.)	1H 2009	1H 2010
Net Consolidated Revenues	**320.8**	**461.0**
Personnel Costs	(39.4)	(39.0)
Other Operating Costs*	(113.9)	(198.7)
EBITDA	**167.4**	**223.3**
Amortisation & Depreciation	(73.5)	(77.1)
EBIT	**93.9**	**146.3**
Financial Income (Losses)	1.0	4.9
Associates	(39.0)	(20.5)
Pre-Tax Profit	**55.9**	**130.6**
Taxes	-	(28.1)
NET PROFIT Reported	62.2	107.4
NET PROFIT Adjusted**	74.1	114.4

* Including in 2010 the reversal of a provision for €8 mio; in 2009 the reversal of a provision of €35 mio

**Excluding the net impact of the amortisation of intangibles related to the PPA of Endemol

TELECINCO 2010 1H | Investments


(Euro ml.)
1H 2009
1H 2010
TV rights
85.2
73.2
Co-production & Distribution
5.2
8.0
Tangible & Intangible Fixed Assets
2.1
1.3

1H 2009		1H 2010
92.5	**Total Investments**	**82.6**



TELECINCO 2010 1H | Cash Flow Statement

(Euro ml.)	1H 2009	1H 2010
Initial Net Financial Position (01/01)	**(25.8)**	**(156.0)**
Free Cash Flow	33.5	131.6
Cash Flow from Operations	166.6	199.4
Net Investments	(92.0)	(79.8)
Change in Net Working Capital (CNWC)	(41.0)	12.0
Change in Equity	(2.5)	-
Equity (Investments)/Disinvest.	(0.4)	(27.9)
Cashed in Dividends	1.4	1.0
Dividends	(210.3)	(48.4)
Total Net Cash Flow	**(178.2)**	56.3
Final Net Financial Position (30/06)	**(204.0)**	**(99.7)**


Financials
MEDIASET

MEDIASET GROUP 2010 1H | Net Profit Adjustment

(Euro ml.)	1H 2009	1H 2010
NET PROFIT (Reported)	**180.8**	**241.6**
Edam Adjustments from Telecinco	11.9	7.0
Telecinco Minorities	(5.8)	(3.4)
Net Edam PPA Adjustment	4.0	2.3
Adjusted NET PROFIT	**190.9**	**247.5**



Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: investor.relations@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.


MEDIASET